Omni Financial Services, Inc.

Six Concourse Parkway, Suite 2300

Atlanta, Georgia 30328

(770) 396-0000

September 25, 2006

Via Edgar

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Attn:	Kathryn McHale

Re:	Omni Financial Services, Inc.

Registration Statement on Form S-1

Regis. No. 333-134997

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests acceleration of the above-referenced Registration Statement to 3:00 p.m. on September 27, 2006 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Katherine Koops at 404-572-6819 or Amber Nash at 404-572-6829 at Powell Goldstein, LLP if you have any questions concerning this request. Thank you.

OMNI FINANCIAL SERVICES, INC.

By:	/s/ Constance Perrine
Constance Perrine
Executive Vice President and Chief Financial Officer

[Letterhead of Sandler O’Neill & Partners, L.P.]

September 25, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omni Financial Services, Inc.

  Registration Statement No. 333-134997

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Omni Financial Services, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 (the “Registration Statement”) be declared effective on September 27, 2006, at 3:00 p.m. Eastern time, or as soon thereafter as is practicable.

The Corporate Financing Department of the National Association of Securities Dealers, Inc. (the “NASD”) has advised us that it will not raise any objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the Registration Statement and the underwriting documents previously filed with the Corporate Financing Department. You may confirm this information by calling D’Mara Jefferies of the NASD at (240) 386-4623.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Michael Lacovara
Name: Michael Lacovara
Its: Vice President and Secretary